UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

ARC Group Worldwide, Inc.
(Name of Issuer)

Common Stock, $0.0005 Par Value
(Title of Class of Securities)

00213H 105
(CUSIP Number)

Arlan Clayton ARC Group Worldwide, Inc. 810 Flightline Blvd. Deland, FL 32724 (386) 736-4890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2012
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(*)	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 00213H 105	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Arlan Clayton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		806,046
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		806,046
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

806,046
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.2%
14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00213H 105	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates  is common stock, $0.0005 par value (the “Common Stock”), of ARC Group Worldwide, Inc. (the “Issuer”), whose principal executive offices are located at 810 Flightline Blvd., Deland, FL 32724.

Item 2.	Identity and Background.

This statement on Schedule 13D (the "Statement") is being filed by Arlan Clayton (referred to as the "Reporting Person") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the Common Stock.

The principal business address and principal business or occupation of the Reporting Person is as follows:

Name and Business Address	Principal Business or Occupation

Arlan Clayton 810 Flightline Blvd. Deland, FL 32724	Arlan Clayton is a Director of Quadrant Metals Technologies, LLC (“QMT”) and serves as the President of Tekna Seal LLC, and a subsidiary of QMT.

During the past five years, Mr. Clayton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Arlan Clayton is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The 806,046 shares of the Issuer’s Common Stock were acquired by the Reporting Person as part of the consideration for the Issuer’s acquisition of QMT by issuance of the Issuer’s Common Stock in exchange for all of the membership interests of QMT.

CUSIP No. 00213H 105	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

The 806,046 shares of the Issuer’s Common Stock were acquired by the Reporting Person as part of the consideration for the Issuer’s acquisition of QMT. The Reporting Person will continuously evaluate his ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Person may deem material to his investment decision, including the availability of other investment opportunities, the Reporting Person may from time to time acquire additional shares of the Issuer’s Common Stock.

Without limitation of the foregoing (and consistent with his investment purpose), the Reporting Person will continue to consider alternative courses of action and will in the future take such actions with respect to his investment in the Issuer as he may deem appropriate in light of the circumstances existing from time to time.

Other than as described herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

CUSIP No. 00213H 105	13D	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 806,046 shares of Common Stock as of August 8, 2012, which was approximately 14.2% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock set forth herein are based on a total of 5,672,767 shares of Common Stock outstanding as of August 8, 2012 as reported in the Issuer's Definitive Proxy Statement, as filed with the Securities and Exchange Commission on July 16, 2012). As of August 8, 2012, the Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding

Arlan Clayton	806,046	14.2%

(b) Arlan Clayton is deemed to have the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock described above.

(c) The 806,046 shares of the Issuer’s Common Stock were acquired by the Reporting Person as part of the consideration for the Issuer’s acquisition of QMT.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or vestment power over securities of the Issuer, except with respect to certain indemnification provisions applicable to the Reporting Person which may contingently require tender of the shares of Common Stock to the Issuer on certain circumstances, as set forth in the Membership Interest Purchase Agreement by and among ARC Wireless Solutions, Inc., Quadrant Management, Inc., QMP Holding Corp., QTS Holding Corporation, John Schoemer, Arlan Clayton, Robert Marten, Quadrant Metals Technologies LLC, and Carret P.T., LP dated April 6, 2012, incorporated by reference from the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 12, 2012.

CUSIP No. 00213H 105	13D	Page 6 of 6 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit99.1	Membership Interest Purchase Agreement by and among ARC Wireless Solutions, Inc., Quadrant Management, Inc., QMP Holding Corp., QTS Holding Corporation, John Schoemer, Arlan Clayton, Robert Marten, Quadrant Metals Technologies LLC, and Carret P.T., LP dated April 6, 2012, incorporated by reference from the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 12, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2012

/s/ Arlan Clayton
Arlan Clayton